[Thacher Proffitt & Wood LLP Letterhead]

March 16, 2006

Daniel H. Morris

Attorney-Adviser

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Greenwich Capital Acceptance/Financial Asset Securities Corp.
Amendment No.1 to Registration Statement on Form 5-3
Filed February 23, 2006
File No. 333-130961

Dear Mr. Morris:

We have received and reviewed your comment letter dated March 14, 2006 to our submission of February 23, 2006 of an amendment to a Registration Statement on Form S-3. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies (changed pages only) to show changes of the reviewed filing. References below to page numbers are to the marked version.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Greenwich Capital Acceptance/Financial Asset Securities Corp.

Registration Statement on Form S-3

General

Comment

1.

It appears that certain revisions were made to the marked copies provided by counsel but not to the publicly filed version of your document. For example, we note that the prospectus supplement regarding certificates identifies the issuing entity on the cover page of the marked version you have provided, but that the public version does not include this revision. Additionally, we note that the marked version includes bracketed language indicating that information required by Item 1115 of Regulation AB will be provided if applicable, while the public version of your document does not appear to include this language. Please ensure that your next publicly filed amendment incorporates the revisions noted above. Additionally, please confirm that the items noted above are the only inconsistencies between your publicly filed amendment and the marked version you provided for our review or provide us with a list of other differences.

Response

A prior version of the prospectus supplement regarding certificates was inadvertently filed on February 23. Therefore the only inconsistencies between our publicly filed amendment and the marked version provided for your review relate to the prospectus supplement regarding certificates. The prospectus supplement regarding certificates filed on March 16, 2006 incorporates the revisions noted above as well as all the revisions noted on the marked version submitted on February 23. We have provided changed pages herein to indicate the revisions.

Comment

2.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Base Prospectus

Description of Securities, page 69

Comment

3.

We note your response to prior comment 20. Please delete all references to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

Response

We have deleted all references to credit default swaps.

Comment

4.

We note your disclosure on page 96 indicating that “agreements relating to other types of derivative products that are designed to provide credit enhancement to the related series may be entered into... .” Revise to remove this language and, as a follow-up to comment 1 of our letter dated February 7, 2006, ensure that your next amendment describes all offering features reasonably contemplated to be included in an actual takedown.

Response

We have removed this language. This filing describes all offering features reasonably contemplated to be included in an actual takedown.

Purchase Obligations, page 80

Comment

5.

Please explain whether the trustee, issuing entity, or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 (“1940 Act”). Specifically, please explain whether the sale of the issuing entity’s assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity’s assets is consistent with the requirement in Rule 3a-7(a)(l) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Response

The put option is mandatory and none of the trustee, issuing entity, or a party designated by the issuing entity will have the power to exercise the put option. We have modified the language in the base prospectus at page 80 as follows: “A put option is a contractual obligation of an obligor to purchase either specified trust assets or classes of securities of any series on one or more specified dates, or upon the occurrence of one or more specified events.”

As discussed more fully below, we believe that the trusts will be able to rely on Rule 3a-7 or Section 3(c)(5)(C) of the Investment Company Act of 1940 (the “1940 Act”). As a practical matter, we believe that in most cases a series may satisfy the conditions of both Rule 3a-7 and Section 3(c)(5)(C).

Rule 3a-7

Rule 3a-7 of the 1940 Act provides an exemption from 1940 Act registration to issuers who pool certain assets and issue securities backed by these assets. Rule 3a-7 exempts issuers engaged in the business of purchasing or acquiring and holding eligible assets, and which do not issue redeemable securities, provided that:

(1)          the issuer issues fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets;

(2)          securities sold by the issuer or any underwriter thereof are fixed-income securities rated, at the time of initial sale, in one of the four highest categories assigned long-term debt or in an equivalent short-term category by at least one nationally recognized statistical rating organization that is not an affiliated person of the issuer or of any person involved in the organization or operation of the issuer, except that: (i) any fixed income securities may be sold to accredited investors and (ii) any securities may be sold to qualified institutional buyers and to persons (other than any rating organization rating the issuer’s securities) involved in the organization or operation of the issuer or an affiliate, as defined in Rule 405 under the Securities Act of 1933 (the “1933 Act”) of such a person;

(3)          the issuer acquires additional eligible assets, or disposes of eligible assets (i) in accordance with the terms and conditions set forth in the agreements, indentures, or other instruments pursuant to which the issuer’s securities are issued; (ii) the acquisition or disposition of the assets does not result in a downgrading in the rating of the issuer’s outstanding fixed-income securities; and (iii) the assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes; and

(4)          if the issuer issues any securities other than securities exempted from the 1933 Act by Section 3(a)(3) thereof, the issuer (i) appoints a trustee that meets the requirements of Section 26(a)(1) of the 1933 Act and that is not affiliated with the issuer or with any person involved in the organization or operation of the issuer, which does not offer or provide credit or credit enhancement to the issuer, and that executes an agreement or instrument concerning the issuer’s securities containing provisions to the effect set forth under Section 26(a)(3) of the 1933 Act; (ii) takes reasonable steps to cause the trustee to have a perfected security interest or ownership interest valid against third parties in those eligible assets that principally generate the cash flow needed to pay the fixed-income security holders, provided that such assets otherwise required to be held by the trustee may be released to the extent needed at the time for the operation of the issuer; and (iii) takes actions necessary for the cash flows derived from eligible assets for the benefit of the holders of fixed-income securities to be deposited periodically in a segregated account that is maintained or controlled by the trustee consistent with the rating of the outstanding fixed-income securities.

Rule 3a-7 defines eligible assets as financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders. Rule 3a-7 defines fixed income securities as any securities that entitle the holder to receive: (i) a stated principal amount; or (ii) interest on a principal amount (which may be a notional principal amount) calculated by reference to a fixed rate or to a standard or formula which does not reference any change in the market value or fair value of eligible assets; or (iii) interest on a principal amount (which may be a notional principal amount) calculated by reference to auctions among holders and prospective holders, or through remarketing of the security; or (iv) an amount equal to specified fixed or variable portions of the interest received on the assets held by the issuer; or (v) any combination of amounts described in paragraphs (i), (ii), (iii), and (iv) above; provided that substantially all of the payments to which the holders of such securities are entitled consist of the foregoing amounts.

A series relying on 3a-7 would issue fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. The staff has taken the position that where at least 85% of the return on beneficial interest in a trust would be generated by eligible assets and no more than 15% of the return is generated by an incidental or related activity, the payments would “depend primarily on the cash flow from eligible assets” within the meaning of 3a-7(a)(1). See Citicorp Securities, Inc., SEC No Action Letter (August 4, 1995). A series would be required to monitor its assets to ensure that its investments in non-eligible assets is limited accordingly. With regard to the staff’s comment concerning whether investments in money market securities will be eligible assets, investment in money market securities along with any non-eligible assets would be consistent with staff guidance, including Citicorp Securities, Inc., SEC No Action Letter (August 4, 1995) and Federated Investors, Inc. SEC No Action Letter (July 8, 1997).

Generally, each series will be structured to comply with Section 3(c)(5)(C) as discussed above. If that section is not available, Rule 3a-7 would generally be available as an alternative. Each series of securities will be backed by a trust fund consisting of eligible assets as defined under Rule 3a-7. We note that the definition of eligible assets for Rule 3a-7 is substantially similar to the types of assets contemplated in the definition of "asset-backed security" under Regulation AB. All classes of securities that are publicly offered will be fixed-income securities that meet the ratings requirement of Rule 3a-7, and that are serviced primarily by the cash flows from the eligible assets. We note that the ratings requirement for Rule 3a-7 is substantially the same as the investment grade eligibility requirement for ABS registered on Form S-3. Any securities of a series that are not publicly offered will have transfer restrictions as needed to comply with the requirements of Rule 3a-7 applicable to securities other than investment grade fixed income securities. As to each series, the operative documents will have restrictions on adding or removing eligible assets which will comply with the Rule 3a-7 requirements. Finally, the Rule 3a-7 requirements for an independent trustee, a perfected security interest or valid ownership interest granted to the trustee, and segregation of cash flows will all be complied with.

Section 3(c)(5)(C)

Section 3(c)(5)(C) of the 1940 Act excepts from the definition of investment company any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type of periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The SEC has taken the position that a company is not exempted under Section 3(c)(5)(C) unless at least 55% of its assets consist of ‘mortgages and other liens on and interests in real estate’ (‘55% test’), and the remaining 45% of its assets consist primarily of real estate-type interests (‘45% test’).” See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991), NAB Asset Corporation, SEC No-Action Letter (June 20, 1991). In general, the staff has taken the position that qualifying interests include, among other things, fee interests in real estate, mortgage loans and other interests secured by real estate, leasehold interests and notes fully secured by a mortgage solely on real estate. The Staff has also taken the position that securities representing an interest in a pool of mortgages (that is, mortgage backed securities) may be qualifying interests if the holder has the same economic experience as a person holding the underlying mortgages, such as agency “whole pool” GNMA, FNMA or FHLMC certificates. In the case of non-agency issuers, this has been interpreted to require that the holder has the right to foreclose on the underlying real estate.

In order to comply with the ‘45% test’, a company must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that it invests more than 55% of its total assets in assets meeting the 55% test) and may invest no more than 20% of its total assets in miscellaneous investments. See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991); NAB Asset Corporation, SEC No-Action Letter (June 20, 1991).

As stated in the offering documents, each series of securities will be backed by a trust fund consisting primarily of a segregated pool of mortgage loans, including: mortgage loans secured by first and junior liens on the related mortgage property; home equity revolving lines of credit; mortgage loans where the borrower has little or no equity in the related mortgaged property; mortgage loans secured by one-to-four family residential properties; mortgage loans secured by multifamily properties, commercial properties and mixed residential and commercial properties, manufactured housing conditional sales contracts and installment loan agreements or interests therein; and mortgage securities issued or guaranteed by Ginnie Mae, Fannie Mae, Freddie Mac or other government agencies or government-sponsored agencies or non-agency issued mortgage securities.

Each series will invest its assets in order to satisfy the 55% and 45% tests of Section 3(c)(5)(C) as described above, except as follows. All of the assets in the preceding paragraph will be eligible for the 55% test, with the exception of non-whole pool agency mortgage securities, and non-whole pool non-agency issued mortgage securities that do not have unilateral foreclosure control rights as to the underlying mortgage loans. If any series does not satisfy the 55% test due to investment in such assets, then that trust will instead rely on Rule 3a-7.

Comment

6.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staffs view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response

Please see response to Comment 5.

Cross-Support, page 94

Comment

7.

While we note your response to prior comment 24 of our letter dated February 7, 2006, please further revise to describe to us how external credit enhancement covering separate trusts would work, including a description of the “cross-support” features between trusts. For example, would the structure allow excess cash flow from one trust to satisfy the shortfalls of a separate trust that has the same insurer and same sponsor? Revise accordingly or advise.

Response

Please see the revised language on page 94 of the base prospectus. The disclosure regarding external credit support was meant to apply to one more loan groups which are part of the pool assets and not different trusts.

Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7450 with any further questions.

Sincerely,

/s/ Stephen S. Kudenholdt Stephen S. Kudenholdt